FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

THE "SHELL" TRANSPORT AND TRADING COMPANY, P.L.C.
ANNUAL GENERAL MEETING, COURT MEETING & EXTRAORDINARY GENERAL MEETING
28-Jun-05
Shell Transport held its Annual General Meeting, Court Meeting and Extraordinary General Meeting
today at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16. A poll was held on each resolution.
All resolutions were passed.
Annual General Meeting
Resolution No.	votes FOR	%	Votes AGAINST	%	Votes WITHHELD
1 Report & Accounts	1,421,640,749	99.81	2,740,185	0.19	36,182,880
2 Remuneration Report	1,307,291,213	93.40	92,328,171	6.60	60,937,308
3 Peter Voser	1,395,434,264	99.39	8,624,926	0.61	56,490,134
4 Sir Peter Job	1,457,580,213	99.82	2,580,214	0.18	386,543
5 Lord Oxburgh	1,457,441,906	99.81	2,737,596	0.19	382,720
6 Re-appointment of Auditors	1,400,437,128	99.35	9,175,594	0.65	50,931,879
7 Remuneration of Auditors	1,457,304,095	99.80	2,925,667	0.20	311,979
8 Share purchases	1,459,504,828	99.95	670,765	0.05	360,899
9 Long Term Incentive Plan	1,291,093,065	89.36	153,715,770	10.64	15,722,572
10 Deffered Bonus Plan	1,308,750,622	90.55	136,661,006	9.45	15,108,560
11 Restricted Share Plan	1,384,340,900	99.65	4,917,796	0.35	71,262,251
Extraordinary General Meeting
Resolution No.	votes FOR	%	Votes AGAINST	%	Votes WITHHELD
1 First Preference Shares	1,448,705,785	99.90	1,419,687	0.10	769,065
2 Second Preference Shares	1,448,682,441	99.90	1,466,044	0.10	747,383
3 Scheme of Arrangement	1,446,576,298	99.75	3,663,694	0.25	656,609
Court Meeting
Resolution No.	votes FOR	%	Voters FOR	%	Votes AGAINST	%	Voters AGAINST	%
Scheme	1,460,902,949	99.84	23,339	96.40	2,327,348	0.16	872	3.60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M Edwards (Assistant Company Secretary)
Date: 4th July 2005